UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

Commission file number 1-16489

A. FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

(Full title of the Plan)

B. FMC TECHNOLOGIES, INC.

1803 Gears Road, Houston, Texas 77067

(Name and Address of Principal Executive Office

of Issuer of Securities Held by the Plan)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Technologies, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

By	/s/ Jeffrey W. Carr
Jeffrey W. Carr Vice President, General Counsel and Secretary

DATE: June 25, 2004

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

The Employee Welfare Benefits Plan

Committee of FMC Technologies, Inc.:

We have audited the accompanying statements of net assets available for benefits of the FMC Puerto Rico Savings and Investment Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

Chicago, Illinois

June 18, 2004

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments, at fair value	$148,861	$94,708
Participant loan	1,073	3,128

Net assets available for benefits	$149,934	$97,836

See accompanying notes to financial statements.

2

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions:
Net appreciation (depreciation) in fair value of investments	$19,584	$(20,084)
Interest and dividend income	1,217	582

Net investment income (loss)	20,801	(19,502)
Employee contributions	17,146	14,030
Employer contributions	14,301	9,562

Total additions	52,248	4,090
Deductions:
Benefit distributions to participants	—	3,000
Administrative expenses	150	1,312

Total deductions	150	4,312

Net additions (deductions)	52,098	(222)
Net assets available for benefits, beginning of year	97,836	98,058

Net assets available for benefits, end of year	$149,934	$97,836

See accompanying notes to financial statements.

3

FMC PUERTO RICO

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of the Plan

The following description of the FMC Puerto Rico Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan text for a more complete description of the Plan’s provisions.

FMC Technologies AG, formerly known as FMC International AG, a wholly owned subsidiary of FMC Technologies, Inc. (the Company), became the successor-sponsor of the Plan, effective May 1, 2001, in conjunction with the spin-off of FMC Technologies, Inc. from FMC Corporation.

During the year ended December 31, 2002, there was one amendment to the Plan. The amendment eliminated the FMC Stock Fund as an Investment Fund in the Plan.

During the year ended December 31, 2003, there was one amendment to the Plan. The amendment made several changes to the Plan. The first change, effective October 10, 2003, eliminated the provision which restricted participants from moving the Company’s matched contributions from the FMC Technologies Stock Fund. The second change, effective January 1, 2004, provided that the Company match 100% of basic contributions up to 5% of each participant’s compensation (Basic Contribution) regardless of the participant’s Basic Contribution investment election.

(a)	General

The Plan is a qualified salary-reduction plan under Section 1165(a) of the Internal Revenue Code, which covers all permanent full-time and part-time employees of the Puerto Rico Branch of FMC Technologies AG working in Puerto Rico, other than employees who generally reside or work outside of Puerto Rico and employees covered by certain collective bargaining agreements. Such employees are eligible to participate in the Plan immediately after commencement of their employment with FMC Technologies AG in the Puerto Rico branch. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s inception was effective January 1, 1998, and it was amended and restated effective January 1, 2000 to reflect Plan changes and changes in the Internal Revenue Code. FMC Technologies AG has delegated the authority to act as the plan administrator to the Company, which acts through the FMC Technologies, Inc. Employee Welfare Benefits Plan Committee (the Committee).

(b)	Contributions

Participants may elect to have their annual compensation reduced by up to $8,000, subject to adjustments to reflect changes in the cost of living, but not by more than 10% of their total compensation. The aggregate amount of such reductions is contributed to the Plan’s trust on a pretax basis. Participants may also elect to make after-tax contributions, either as an alternative to pretax contributions, or in addition to the maximum pretax contributions of $8,000. The aggregate of pretax and after-tax contributions cannot exceed 20% of a participant’s total compensation. Prior to January 1, 2004, the Company made matching contributions ranging from 40% to 100%, depending upon where participants’ Basic Contributions were directed for investment.

4	(Continued)

FMC PUERTO RICO

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Effective January 1, 2004, the Company will match 100% of Basic Contributions, regardless of the participant’s Basic Contribution investment election. At December 31, 2003, 25 current and former employees participated in the Plan.

(c)	Trust and Record Keeping

The Committee and Banco Popular de Puerto Rico (the Trustee) established a trust (the Trust) for investment purposes as part of the Plan. Fidelity Institutional Retirement Services Company is the Plan’s record keeper (the Record Keeper) and acts as an agent for the Trustee.

(d)	Investment Options

Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments with at least 2% directed to each investment option selected. Investment options include the following:

FMC Technologies Stock Fund (FMCTI Stock Fund) – Funds are invested in the common stock of the Company.

FMC Stock Fund – As of June 30, 2003, this Fund was terminated. The Trustee liquidated the Fund and invested the proceeds in the Fidelity Retirement Government Money Market Portfolio.

Fidelity Managed Income Portfolio – Funds are invested in investment contracts offered by major insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund’s investment manager. For the year ended December 31, 2003, the effective annual yield was approximately 4.47%.

Clipper Fund – Funds are invested in common stocks, which are considered undervalued by the fund manager, and in long term bonds.

Mutual Qualified Fund (Z) – Funds are invested primarily in common and preferred stocks, which are considered undervalued by the fund manager.

Sequoia Fund – Fund investments are concentrated in a relatively small number of mostly U.S.-headquartered companies with long term growth potential.

Fidelity Puritan Fund – Funds are invested in high yielding U.S. and foreign securities, including those in emerging markets.

Fidelity Magellan Fund – Funds are primarily invested in common stocks of domestic and foreign companies.

Fidelity Blue Chip Growth Fund – Funds are invested primarily in common stocks of well known and established companies.

Fidelity Low Priced Stock Fund – Funds are heavily invested in undervalued stocks or out of favor stocks.

5	(Continued)

FMC PUERTO RICO

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Fidelity Diversified International Fund – Funds are invested primarily in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE Index.

Fidelity Retirement Government Money Market Portfolio – Funds are invested in short term obligations of the U.S. Government or its agencies.

Fidelity U. S. Equity Index Pool Fund – Funds are invested primarily in common stocks of the 500 companies that comprise the S&P 500.

PIMCO Total Return Fund – Funds are invested primarily in U.S. Government, corporate, mortgage, and foreign bonds. The PIMCO Total Return Fund – Institutional Class changed to the PIMCO Total Return Fund – Administrative Class effective June 1, 2002.

Morgan Stanley Institutional Fund Trust (MSIFT) Mid Cap Growth Portfolio – Funds are invested primarily in equities of small to mid sized companies that are growing rapidly and are expected to grow and perform well. The MSIFT Mid Cap Growth Portfolio changed to MSIFT Mid Cap Growth Portfolio – Administrative Class effective June 1, 2002.

Fidelity Capital & Income Fund – Funds are invested in equity and debt securities, including defaulted securities, with emphasis on lower quality debt securities.

Fidelity Freedom Funds – A series of asset allocation funds: Freedom Income Fund, Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund, Freedom 2030 Fund, and Freedom 2040 Fund. These target date funds are designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds by targeting their retirement dates. The Freedom Income Fund, designed for those already in retirement, emphasizes bond and money market mutual funds.

Effective January 1, 2002, Company contributions to the Plan are invested by the Trustee in the FMCTI Stock Fund and credited to the respective accounts of the employees participating in the Plan. While investments may generally be transferred among funds, amounts contributed by the Company to the FMCTI Stock Fund were not eligible for fund transfer.

Effective October 10, 2003, the Company amended the Plan to eliminate the provision which restricted participants from moving the Company’s matching contributions from the FMCTI Stock Fund. The Company contributions to the Plan will continue to be invested in the FMCTI Stock Fund and credited to the respective accounts of the employees participating in the Plan, but participants may now transfer such matching contributions among any of the Plan’s funds.

(e)	Vesting

Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company’s contributions and related earnings is based on years of service. A participant is 100% vested after five years of service.

6	(Continued)

FMC PUERTO RICO

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(f)	Payment of Benefits

Upon termination of service or attainment of age 59-1/2, any participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants whose accounts are valued at more than $5,000 may, upon termination, elect to defer their lump sum distribution or receive annual installments over not more than 20 years. If a participant is not fully vested in the Company’s contributions to his or her account on the date of termination of his or her employment, the nonvested portion is forfeited.

(g)	Expenses

Certain administrative expenses of the Plan are paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants’ accounts. Certain other plan expenses may be paid by the Plan from the forfeitures balance, or by the Company.

(h)	Withdrawals and Loans

The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant’s vested account balance. Loans are secured by the participant’s vested account balance and must be repaid over not more than 60 months with interest at a reasonable rate as determined by the Plan’s administrator. At December 31, 2003, one loan of $1,073 was outstanding.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

(j)	Forfeited Accounts

Forfeited accounts may be used to pay certain plan administration expenses. Any balances remaining after payment may be used to reduce future employer contributions.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

7	(Continued)

FMC PUERTO RICO

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(b)	Investment Transactions and Income Recognition

Security transactions are recorded in the financial statements on a trade-date basis. Dividends are recorded as earned on the record date. Interest is recorded as earned on the accrual basis.

(c)	Valuation of Investments

Quoted or estimated market prices are used to value investments.

(d)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates, but the plan administrator does not believe such differences will materially affect the Plan’s financial position or results of operations.

(e)	Payment of Benefits

Benefit distributions to participants are recorded when paid.

(3)	Related-party Transactions

Fidelity Management Trust Company provides certain accounting and administrative services to the Plan for which $150 and $1,312 of expenses were charged for the years ended December 31, 2003 and 2002, respectively.

(4)	Investments

Investments at fair value which represent 5% or more of the Plan’s net assets available for benefits at December 31, 2003 and 2002, are separately identified below:

	December 31
	2003	2002
FMC Technologies Stock Fund	$81,241	$49,239
FMC Stock Fund	—	12,781
Fidelity Diversified International Fund	26,177	17,385
Fidelity Blue Chip Growth Fund	16,662	5,239
Sequoia Fund	6,546	—
Mutual Qualified Fund (Z)	5,133	—
Fidelity Retirement Government Money Market Portfolio	5,360	—

8	(Continued)

FMC PUERTO RICO

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

During 2003 and 2002, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31
	2003	2002
FMC Stock Fund	$(2,636)	$(22,922)
FMC Technologies Stock Fund	9,663	6,976
Clipper Fund	539	(29)
Mutual Qualified Fund (Z)	1,004	(424)
Sequoia Fund	882	(38)
Fidelity Blue Chip Growth Fund	2,220	(1,275)
Fidelity Diversified International Fund	7,339	(2,289)
Fidelity Freedom 2030 Fund	445	(83)
Fidelity Low Price Stock Fund	128	—

	$19,584	$(20,084)

9	(Continued)

FMC PUERTO RICO

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(5)	Nonparticipant Directed Investments

Nonparticipant directed investments are composed of forfeited nonvested balances that have not been allocated to participant accounts and FMCTI Stock Fund employer contributions that participants have not reallocated. The forfeited nonvested balances totaling $145 and $59 at December 31, 2003 and 2002, respectively, are invested in the Fidelity Managed Income Portfolio.

Changes in the nonparticipant directed investments were as follows:

	2003	2002
Nonparticipant directed investments (beginning balance)	$59	$1,230
Dividend income	6	17
Nonvested forfeited accounts	80	—
Forfeitures used to reduce Company contributions	—	—
Forfeitures used for plan expenses	—	(1,188)

Nonparticipant directed investments at December 31	$145	$59

The net assets within the FMCTI Stock Fund relating to nonparticipant directed investments are $41,770 and $22,676 as of December 31, 2003 and 2002, respectively. The components of the changes in net assets relating to these investments during 2003 are contributions of $14,301 and net appreciation of $4,793.

(6)	Income Taxes

The Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

10

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost**		Current value
FMCTI Stock Fund (FMC Technologies, Inc. Common Stock) * Participant directed	FMC Technologies, Inc. Common Stock, approximately 1,697 shares	$	N/A	$39,533
FMCTI Stock Fund (FMC Technologies, Inc. Common Stock) * Nonparticipant directed	FMC Technologies, Inc. Common Stock, approximately 1,790 shares		33,569	41,708
Fidelity Managed Income Portfolio * Nonparticipant directed	Portfolio includes investment contracts offered by major insurance companies and other approved financial institutions		145	145
Clipper Fund	Stock Value Fund		N/A	4,853
Mutual Qualified Fund (Z)	Stock Long-term Growth Fund		N/A	5,133
Sequoia Fund	Stock Long-term Growth Fund		N/A	6,546
Fidelity Blue Chip Growth Fund *	Large Companies Stock Fund		N/A	16,662
Fidelity Low-Priced Stock Fund *	Stock Value Fund		N/A	540
Fidelity Diversified International Fund *	Growth Mutual Fund of Foreign Companies		N/A	26,177
Fidelity Retirement Government Money Market Portfolio *	Money Market Mutual Fund		N/A	5,360
Fidelity Freedom 2030 Fund *	Asset allocation series fund which primarily invests in other Fidelity mutual funds (stock, bond, and money market) which provide moderate asset allocation with a target retirement date.		N/A	2,204
Participant loan	Rate of interest 5.68%, maturity date June 2004		N/A	1,073

Total assets held for investment purposes				$149,934

*	Party-in-interest.

**	Cost is not required for participant directed funds.

See accompanying report of independent registered public accounting firm.

11

EXHIBIT INDEX

NUMBER IN EXHIBIT TABLE	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm (KPMG LLP)